Eastman Chemical Company

P.O. Box 431

Kingsport, TN 37660

Phone: (423) 229-5694

sking@eastman.com

May 24, 2012

VIA Electronic (EDGAR correspondence file) Supplemental Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Pamela Long

Re:	Eastman Chemical Company

Registration Statement on Form S-4

Registration Number 333-179975

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Eastman Chemical Company (the “Company”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-179975) (the “Registration Statement”), so that the Registration Statement becomes effective at 10:00 a.m., Eastern time, on May 25, 2012, or as soon thereafter as practicable.

No underwriter is or will be involved in the offering contemplated by the Registration Statement, and a preliminary prospectus has not been distributed.

The Company acknowledges that should the Securities and Exchange Commission (the “Commission”) or the Commission staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, and the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. The Company also acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

May 24, 2012

Should you have any questions regarding this request, please contact Mark L. Hanson of Jones Day at (404) 581-8573, or by e-mail at mlhanson@jonesday.com.

Very truly yours, Eastman Chemical Company

By:	/s/ Scott V. King
Scott V. King Vice President, Controller, and Chief Accounting Officer

cc:	Mark L. Hanson, Jones Day

Neil M. Simon, Jones Day

Paul J. Berra, III, Solutia Inc.

David Fox, Kirkland & Ellis LLP

William B. Sorabella, Kirkland & Ellis LLP